                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2022/01/28: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

99.2                 Announcement on 2022/02/07: To announce related materials on acquisition of machinery and equipment

99.3                 Announcement on 2022/02/07: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

99.4                 Announcement on 2022/02/07: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

99.5                 Announcement on 2022/02/17: UMC will attend investor conferences on 2022/02/21

99.6                 Announcement on 2022/02/17: UMC will attend investor conferences on 2022/02/23

99.7                 Announcement on 2022/02/23: To announce related materials on acquisition of machinery and equipment

99.8                 Announcement on 2022/02/24: Announcement of production resumption on behalf of the Company’s subsidiary HeJian Technology (Suzhou) Co., Ltd.

99.9                 Announcement on 2022/02/24: Important Resolutions from the Board Meeting

99.10               Announcement on 2022/02/24: Announcement of board meeting approved the consolidated financial statements for the year of 2021

99.11               Announcement on 2022/02/24: Board Meeting Resolution on dividend distribution

99.12               Announcement on 2022/02/24: Board Meeting Resolution on issuing Restricted Stock Awards for employees

99.13               Announcement on 2022/02/24: The announcement of UMC Board of Directors’ Resolution to convene the 2022 Annual General Meeting

99.14               Announcement on 2022/02/24: The board meeting approved capital budget execution

99.15               Announcement on 2022/02/24: The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

99.16               Announcement on 2022/02/24: UMC’s donation to UMC Science and Culture Foundation

99.17               Announcement on 2022/02/24: UMC announces new 22nm wafer fab in Singapore

99.18               Announcement on 2022/02/10: January Revenue

99.19               Announcement on 2022/02/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/02/03~2022/01/28

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

Average unit price: NT$3,246,541,648;

Total transaction price: NT$3,246,541,648

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Applied Materials South East Asia Pte. Ltd.; Non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: Not applicable

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: Not applicable

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Transaction: price negotiation;

The reference basis for the decision on price: market price;

The decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: Not applicable

11. Name of the professional appraiser: Not applicable

12. Practice certificate number of the professional appraiser: Not applicable

13. The appraisal report has a limited price, specific price, or special price: Not applicable

14. An appraisal report has not yet been obtained: Not applicable

15. Reason for an appraisal report not being obtained: Not applicable

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: Not applicable

17. Name of the CPA firm: Not applicable

18. Name of the CPA: Not applicable

19. Practice certificate number of the CPA: Not applicable

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: Not applicable

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: No

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/10/25~2022/02/07

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,495,835,622;

total transaction price: NT$1,495,835,622

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Applied Materials South East Asia Pte. Ltd.; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term.

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting.

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: No

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.3

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2022/01/29~2022/02/07

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

Average unit price: NT$1,256,692,500;

Total transaction price: NT$1,256,692,500

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Applied Materials South East Asia Pte. Ltd.; Non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: Not applicable

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: Not applicable

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Transaction: price negotiation;

The reference basis for the decision on price: market price;

The decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: Not applicable

11. Name of the professional appraiser: Not applicable

12. Practice certificate number of the professional appraiser: Not applicable

13. The appraisal report has a limited price, specific price, or special price: Not applicable

14. An appraisal report has not yet been obtained: Not applicable

15. Reason for an appraisal report not being obtained: Not applicable

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: Not applicable

17. Name of the CPA firm: Not applicable

18. Name of the CPA: Not applicable

19. Practice certificate number of the CPA: Not applicable

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: Not applicable

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: No

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.4

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/02/01~2022/02/07

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

Average unit price: NT$1,340,392,530;

Total transaction price: NT$1,340,392,530

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

KLA-TENCOR CORPORATION; Non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: Not applicable

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: Not applicable

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Transaction: price negotiation;

The reference basis for the decision on price: market price;

The decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: Not applicable

11. Name of the professional appraiser: Not applicable

12. Practice certificate number of the professional appraiser: Not applicable

13. The appraisal report has a limited price, specific price, or special price: Not applicable

14. An appraisal report has not yet been obtained: Not applicable

15. Reason for an appraisal report not being obtained: Not applicable

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: Not applicable

17. Name of the CPA firm: Not applicable

18. Name of the CPA: Not applicable

19. Practice certificate number of the CPA: Not applicable

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: Not applicable

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: No

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.5

UMC will attend investor conferences on 2022/02/21

1. Date of institutional investor conference: 2022/02/21

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “Taiwan CEO-CFO Conference”, held by J.P. Morgan.

5. Any other matters that need to be specified: None

Exhibit 99.6

UMC will attend investor conferences on 2022/02/23

1. Date of institutional investor conference: 2022/02/23

2. Time of institutional investor conference: 09:40 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “Taiwan ESG Corporate Day”, held by Nomura.

5. Any other matters that need to be specified: None

Exhibit 99.7

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/02/24~2022/02/23

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,002,766,688;

total transaction price: NT$1,002,766,688

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Nikon Precision Taiwan Ltd.; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term.

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting.

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: No

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.8

Announcement of production resumption on behalf of the Company’s subsidiary HeJian Technology (Suzhou) Co., Ltd.

1. Date of occurrence of the event: 2022/02/24

2. Company name: HEJIAN TECHNOLOGY (SUZHOU) Co., Ltd.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): subsidiaries

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

The company’s 8-inch wafer fab subsidiary, HeJian Technology (Suzhou) Co., Ltd. which is located in Suzhou, China, suspended production on February 14 after an employee contracted COVID-19. HeJian Technology subsequently worked with local authorities to complete company-wide PCR testing.

Employees of HeJian Technology have undergone multiple tests and all results were negative. On February 24, the company resumed production immediately after obtaining approval from the authorities.

HeJian Technology fully supports the government’s epidemic prevention policies. Through commitment to the highest standards and appropriate contingency measures, the company strives to ensure the safety and health of its employees, and contribute to a safer environment for its community.

This incident has no material impact on the company’s financial business.

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A

Exhibit 99.9

Important Resolutions from the Board Meeting

1. Date of occurrence of the event: 2022/02/24

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

The board meeting has approved important resolutions as follows:

(1) Approved the 2021 Business Report and Financial Statements. The Company’s consolidated revenue for 2021 was NT$213,011 million and net income attributable to the stockholders of the parent was NT$55,780 million, with EPS of NT$4.57.

(2) Approved the 2021 employee cash compensation of NT$4,770.9 million and director compensation of NT$25.3 million.

(3) Approved the cash distribution from capital surplus. (approximately NT$3.00 per share)

(4) Approved Earnings Distribution Chart.

(5) Approved the issuance of Restricted Stock Awards.

(6) The 2022 Annual General Meeting will be held at 9:00 AM on Friday, May 27, 2022 at No.2-1, Hsin-Ann Rd., Hsinchu Science Park. Auditorium of Hsinchu Science Park Bureau.

(7) Approved this round’s capital budget execution of NTD 71,224 million towards capacity deployment.

(8) Approved the Cancellation of Restricted Shares to Employees Stock Awards

(9) Approved UMC’s donation of NTD$12 million to UMC Science and Culture Foundation.

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A

Exhibit 99.10

Announcement of board meeting approved the consolidated financial statements for the year of 2021

1. Date of submission to the board of directors or approval by the board of directors: 2022/02/24

2. Date of approval by the audit committee: 2022/02/24

3. Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2021/01/01~2021/12/31

4. Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 213,011,018

5. Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 72,049,629

6. Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 51,686,286

7. Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 61,803,404

8. Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 55,112,010

9. Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 55,780,255

10. Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 4.57

11. Total assets end of the period (thousand NTD): 464,426,771

12. Total liabilities end of the period (thousand NTD): 183,223,887

13. Equity attributable to owners of parent end of the period (thousand NTD): 280,979,703

14. Any other matters that need to be specified: NA

Exhibit 99.11

Board Meeting Resolution on dividend distribution

1. Date of the board of directors’ resolution: 2022/02/24

2. Year or quarter which dividends belong to: 2021

3. Period which dividends belong to: 2021/01/01~2021/12/31

4. Appropriations of earnings in cash dividends to shareholders (NT$ per share): 0

5. Cash distributed from legal reserve and capital surplus to shareholders (NT$ per share): 3.0

6. Total amount of cash distributed to shareholders (NT$): 37,446,370,452

7. Appropriations of earnings in stock dividends to shareholders (NT$ per share): 0

8. Stock distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0

9. Total amount of stock distributed to shareholders (shares): 0

10. Any other matters that need to be specified: None

11. Per value of common stock: NT$10.0000

Exhibit 99.12

Board Meeting Resolution on issuing Restricted Stock Awards for employees

1. Date of the board of directors’ resolution: 2022/02/24

2. Expected issue price: The current issue is gratuitous. The price for issuance is NT$0 per share.

3. Expected total amount (shares) of issuance:

A maximum of 50,000,000 common shares will be issued, accounting for approximately 0.4% of the outstanding common shares of the Company. The par value per share is NT$10, and the total amount is NT$500,000,000.

4. Vesting conditions:

(1) If an employee, after having been granted a restricted stock award, remains on the job on the vesting date, is determined by the Company as having not violated the employment contract, employee code of conduct, trust agreement, corporate governance best practice principles, ethical corporate management best practice principles, work handbook or non-compete and non-disclosure agreement of the Company or any agreement with the Company, and has fulfilled both the personal performance indicators and operational goals set by the Company, proportions of the vesting shares to be granted for such employee on the vesting date each year is as follows:

a. On the job for 2 years after granting: 33%

b. On the job for 3 years after granting: 33%

c. On the job for 4 years after granting: 34%

(2) Personal performance indicator(s): A performance rating of A or higher for the most recent fiscal year prior to the end of each vesting period.

(3) The operational goals of the Company use the return on equity % (ROE%), earnings per share (EPS) and Morgan Stanley Capital International(MSCI) ESG ratings as performance indicators. Listed below are the performance target and weight for the indicators. Targets are set for each indicator. Indicators that have achieved the target value, the number of vested shares in the year is calculated according to the corresponding weight ratio, otherwise, the corresponding weight ratio is 0%. Performance indicator year refers to the fiscal year of the most recent annual financial statement audited by a certified public accountant before the vesting date. Performance indicators are based on the consolidated financial statements audited and certified by the accountant corresponding to the period required by the indicators.

Indicator	Weight	Target
Return on Equity (ROE%)	30%	Higher than the Company’s average of the previous three years (note 1)
Earnings Per Share (EPS)	30%	Higher than the Company’s average of the previous three years (note 1)
Morgan Stanley Capital International (MSCI) ESG ratings	40%	Rating is A or greater

Note 1. Comparing the performance indicator year with the average of the three years preceding that year (exclusive).

Note 2. The year in which MSCI’s annual ESG ratings are measured is the same measured year of the return on equity and earnings per share performance indicators.

5. Measures to be taken when employees fail to meet the vesting conditions or in the event of inheritance:

Where an employee has failed to fulfill the vesting conditions, the shares granted to him/her will be recovered and canceled by the Company without compensation.  Any other matters will be subject to the regulations established by the Company to govern the issuance of the shares.

6. Other issuance criteria: None

7. Qualification criteria for employees:

(1) To protect the interest of shareholders, the Company will manage the awards program with care. The program shall apply to any full-time employee of the Company or any of its affiliates who is still employed on the date of the granting of restricted stock award shares. Such employee shall reach a certain level of performance and fulfill at least one of the following conditions:

a. The employee is strongly related to the future strategic development of the Company;

b. The employee is a core technical talent.

(2) The number of grantable restricted stock award shares will be based on seniority, job level, position, job performance, overall contribution, special achievement, or other conditions required as the basis for management. The number of shares granted shall be approved by the Chairman and submitted to the Board of Directors for resolution. Any employee who are directors or executives shall be subject to the approval of the Remuneration Committee.

(3) Any person who holds 10% and more of the outstanding common shares of the Company is not eligible for a grant. Any member of the Remuneration Committee or any member of the Board of Directors who is not an employee is not eligible for a grant.

8. The necessary reason of the current issuance of RSA:

The Company, in order to attract and retain key talents for the achievement of its medium- and long-term objectives, intends to encourage employees to spare no efforts in reaching its operational goals. The aim is to create more benefits for the Company and its shareholders and ensure the alignment of the interest of its employees with that of its shareholders.

9. Calculated expense amount:

The Company shall measure the fair value of the shares on the grant date and recognize the related expenses by year during the vesting period. Under the circumstance where all the vesting conditions have been fulfilled, the total estimated calculated expense amount at NT$53.5, the closing price of the Company’s common stock on February 15, 2022, is NT$2,675,000 thousand. The estimated calculated expense amounts for 2022 to 2026 respectively are NT$81,759 thousand, NT$963,000 thousand, NT$925,527 thousand, NT$496,643 thousand, and NT$208,071 thousand.

10. Dilution of the Company’s earnings per share (EPS):

Calculated on the basis of the current number of the Company’s outstanding common shares and restricted stock awards not exceeding the amount issued this time, the dilution of Company’s EPS is estimated in the amount of NT$0.01, NT$0.06, NT$0.06, NT$0.04, and NT$0.03 for 2022 to 2026, respectively.

11. Other matters affecting shareholder’s equity: No significant impact

12. Restrictions before employees meet the vesting conditions once the RSA are received or subscribed for:

Before any employee who has been granted restricted stock award shares fulfills the vesting conditions, except for the case of inheritance, the restricted stock award shares may not be sold, pledged, transferred, gifted to others, created any encumbrance, or otherwise disposed of.

13. Other important terms and conditions (including stock trust custody, etc.):

The restricted stock award shares issued by the Company shall be placed under custodial trust.

14. Any other matters that need to be specified:

(1) Where the conditions set for this issue of restricted stock award shares require revision or amendment due to instructions from the competent authority, amendment of the applicable laws and regulations or conditions in the financial market, it is proposed that a Shareholders’ Meeting will authorizes the Board of Directors or any person authorized by the Board to deal with the matter at full discretion.

(2) This issue of restricted stock award shares, its related limitations and the important matters agreed to, or any matter not provided for, shall be subject to the applicable laws and regulations and the regulations established by the Company to govern the issuance.

Exhibit 99.13

The announcement of UMC Board of Directors’ Resolution to convene the 2022 Annual General Meeting

1. Date of the board of directors’ resolution: 2022/02/24

2. Shareholders meeting date: 2022/05/27

3. Shareholders meeting location: No.2-1, Hsin-Ann Rd., Hsinchu Science Park Auditorium of Hsinchu Science Park Bureau

4. Cause for convening the meeting (1) Reported matters:

1. 2021 business report

2. Audit Committee’s report of the 2021 audited financial reports

3. 2021 distributable compensation for employees and directors

4. The issuance of the corporate bonds

5. Cause for convening the meeting (2) Acknowledged matters:

1. The Company’s 2021 business report and financial statements

2. The Company’s 2021 earnings distribution

6. Cause for convening the meeting (3) Matters for Discussion:

1. To propose the cash distribution from capital surplus

2. To propose the issuance of Restricted Stock Awards

3. To amend the Company’s “Acquisition or Disposal of Assets Procedure”

7. Cause for convening the meeting (4) Election matters: None

8. Cause for convening the meeting (5) Other Proposals: None

9. Cause for convening the meeting (6) Extemporary Motions: None

10. Book closure starting date: 2022/03/29

11. Book closure ending date: 2022/05/27

12. Any other matters that need to be specified: None

Exhibit 99.14

The board meeting approved capital budget execution

1. Date of the resolution of the board of directors or shareholders meeting: 2022/02/24

2. Content of the investment plan: capital budget execution

3. Projected monetary amount of the investment: NTD 71,224 million

4. Projected date of the investment: by capital budget plan

5. Source of capital funds: working capital

6. Specific purpose: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.15

The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

1. Date of the board of directors’ resolution: 2022/02/24

2. Reason for capital reduction: The Restricted shares to employees will be returned to the Company and cancelled due to non-fulfillment of the vesting conditions.

3. Amount of capital reduction: NT$11,240,820

4. Cancelled shares: 1,124,082 shares

5. Capital reduction percentage: 0.0090%

6. Share capital after capital reduction: NT$124,821,234,840

7. Scheduled date of the shareholders meeting: N/A

8. Estimated no. of listed common shares after issuance of new shares upon capital reduction: N/A

9. Estimated ratio of listed common shares after issuance of new shares upon capital reduction to outstanding common shares: N/A

10. Please explain any countermeasures for lower circulation in shareholding if the aforesaid estimated no. of listed common shares upon capital reduction does not reach 60 million and the percentage does not reach 25%: N/A

11. The record date for capital reduction: 2022/03/01

12. Any other matters that need to be specified: None

Exhibit 99.16

UMC’s donation to UMC Science and Culture Foundation

1. Date of occurrence of the event: 2022/02/24

2. Reason for the donation: For the promotion of culture education

3. Total amount of the donation: NT$12 million

4. Counterparty to the donation: UMC Science and Culture Foundation

5. Relationship with the Company:

A non-profit organization of which the funds donated from the enterprise exceeds one third of the non-profit organization’s total funds

6. Name and resume of independent director(s) that expressed an objection or qualified opinion: None

7. Objection or qualified opinion by the aforementioned independent director(s): None

8. Any other matters that need to be specified: None

Exhibit 99.17

UMC announces new 22nm wafer fab in Singapore

1. Date of occurrence of the event: 2022/02/24

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC announces new 22nm wafer fab in Singapore

Capacity to come online in 2024 to help alleviate chip shortage driven by mega-trends

Hsinchu, Taiwan, February 24, 2022 – United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced that its Board of Directors has approved a plan to build a new advanced manufacturing facility next to its existing 300mm fab (Fab12i) in Singapore. The first phase of this greenfield fab will have a monthly capacity of 30,000 wafers with production expected to commence in late 2024.

The new fab (Fab12i P3) will be one of the most advanced semiconductor foundries in Singapore, providing UMC’s 22/28nm processes. The planned investment for this project will be US$5 billion. UMC has operated as a pure-play foundry supplier in Singapore for more than 20 years and the location is also the company’s designated R&D center for advanced specialty technologies. To account for the Fab12i expansion, the company’s 2022 capex budget will be revised upward to US$3.6 billion.

The new fab is backed by customers who have signed multi-year supply agreements in order to secure capacity from 2024 and beyond, which points to robust demand outlook for UMC’s 22/28nm technologies for years to come, driven by 5G, IoT, and automotive mega-trends. Specialty technologies to be manufactured in the new facility, such as embedded high voltage, embedded non-volatile memory, RF-SOI, and mixed signal CMOS, are critical for a broad range of applications, including smartphones, smart home devices, and emerging electric vehicle applications. The company expects the new fab will play an important role in satisfying growing demand in these markets and help alleviate the structural shortage of foundry capacity, especially on 22/28nm processes.

Stan Hung, Chairman of UMC, said: “We are very excited to expand our 300mm operations in Singapore, which will enable the company to further diversify our manufacturing footprint. Over the past two decades, UMC has benefited from Singapore’s vision to attract high tech firms through strong infrastructure, ecosystem, and talent pool. Our Singapore fab is UMC’s flagship innovation hub and numerous new R&D projects in collaboration with customers will enter production when the new facility comes online. The semiconductor undersupply has crystallized the need for greater visibility and mutual risk mitigation within the industry. This investment is the result of the shared vision and close collaborations with our key customers. We are committed to doing our part to restore balance in the industry value chain and to the long-term success of our customers.”

Dr. Beh Swan Gin, Chairman of the Singapore Economic Development Board, said: “UMC plays an important role in Singapore’s semiconductor manufacturing sector. We strongly welcome and are pleased to support UMC in the expansion of its wafer fabrication and R&D operations in Singapore. This is in line with Singapore’s vision to further grow and deepen Singapore’s role in the global supply chain for semiconductors.”

6. Countermeasures: N/A

7. Any other matters that need to be specified: None

Exhibit 99.18

United Microelectronics Corporation

February 10, 2022

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of January 2022.

1)	Sales volume (NT$ Thousand)

Period	Items	2022	2021	Changes	%
January	Net sales	20,472,766	15,529,559	4,943,207	31.83%
Year-to-Date	Net sales	20,472,766	15,529,559	4,943,207	31.83%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	500,000	500,000	25,744,880
Note1: On April 28, 2021, the board of directors resolved to lend funds to Wavetek for the amount up to NT$ 500 million. The actual amount lent to Wavetek as of January 31, 2022 was NT$ 0 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	16,949,450	16,865,800	115,851,961

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021 and December 15, 2021, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 290 million and CNY¥ 2,050 million.

4)	Financial derivatives transactions:

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	666,240	0
Fair Value	0	0	(3,682)	0
Net profit (loss) from Fair Value	0	0	(3,682)	0
Written-off Trading
Contracts	0	0	0	0
Realized profit (loss)	0	0	0	0

Exhibit 99.19

United Microelectronics Corporation

For the month of January, 2022

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of December 31, 2021	Number of shares as of January 31, 2022	Changes
--	--	--	--	--
2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of December 31, 2021	Number of shares as of January 31, 2022	Changes
--	--	--	--	--